MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
May 21, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:	Aquila Municipal Trust (File No. 033-01857)
         Registration Statement on Form N-1A
Ladies and Gentlemen:
This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A (the “Registration Statement”) of Aquila Municipal Trust (the “Registrant”) with respect to its series Aquila Tax-Free Trust of Oregon (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

Fee Table and Expense Example

1.	Comment:
The Staff noted that the Registrant includes a separate line item for Acquired Fund Fees and Expenses in the Fee Table and requested that the Registrant confirm if the Fund invests in other investment companies as a principal investment strategy and, if so, to add corresponding disclosure to the principal investment strategies and principal risks sections.

	Response:	The Registrant confirms that the Fund does not invest in other investment companies as a principal investment strategy and, accordingly, no change to the disclosure is required.

2.	Comment:
The Staff requested that the Registrant confirm that the contractual fee waiver agreement described in footnote 3 to the Fee Table will extend at least one year from the effective date of the Registration Statement.

	Response:	The Registrant confirms that the contractual fee waiver agreement described in footnote 3 to the Fee Table will extend at least one year from the effective date of the Registration Statement.

3.	Comment:
The Staff requested that the Registrant confirm that fees waived under the contractual fee waiver agreement described in footnote 3 to the Fee Table are not subject to recapture.  The Staff requested that, if such fees waived are subject to recapture, the Registrant describe the terms of recapture and confirm that recapture is limited to three years from the date of waiver/reimbursement.  The Staff requested that the Registrant also disclose that any recapture would be limited to the lesser of the expense cap in effect at the time of the waiver or the expense cap in effect at the time of recapture.  The Staff noted that if the Manager has the right to recover from the Successor Fund amounts waived with respect to the Current Fund, the Staff may have additional comments.

	Response:	The Registrant confirms that fees waived under the contractual fee waiver agreement described in footnote 3 to the Fee Table are not subject to recapture.

4.	Comment:
The Staff requested that the Registrant confirm that the contractual fee waiver agreement described in footnote 3 to the Fee Table is only reflected in the first year of the Expense Example calculations.

	Response:	The Registrant confirms that the contractual fee waiver agreement described in footnote 3 to the Fee Table is only reflected in the first year of the Expense Example calculations.

Principal Investment Strategies

5.	Comment:
The Staff requested that the Registrant confirm if the Fund invests in securities issued by Puerto Rico as a principal investment strategy and, if so, to add corresponding disclosure to the principal investment strategies and principal risks sections.

	Response:	The Registrant confirms that the Fund does not invest in securities issued by Puerto Rico as a principal investment strategy and, accordingly, no change to the disclosure is required.

6.	Comment:
The Staff noted that the Registrant includes disclosure regarding non-diversification risks in the principal risks section and requested that the Registrant include corresponding disclosure in the principal investment strategies section.

	Response:	The Registrant will add disclosure to the principal investment strategies section explaining that the Fund is non-diversified.

7.	Comments
The Staff requested that the Registrant explain why it is appropriate and consistent with General Instruction C.1.(c) of Form N-1A to include pictures of municipal projects that may or may not currently be represented by portfolio investments at the time the prospectus is delivered to shareholders.  The Staff noted that General Instruction C.1.(c) states that “the prospectus should avoid…disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund’s investment operations.”

	Response:	The Registrant will delete the pictures of municipal projects referenced by the Staff.

Purchase and Sale of Fund Shares

8.	Comment:	The Staff requested that, if the Fund imposes an investment minimum for Class F or Class Y shares, to disclose that in the Purchase and Sale of Fund Shares section.

Response:
The Registrant confirms that the Fund does not impose an investment minimum for Class F or Class Y shares.  The Registrant notes that, as disclosed in the prospectus, transactions in Class F Shares and Class Y Shares may be made only through a financial intermediary, which may impose separate investment minimums.

Portfolio Managers

9.	Comment:
The Staff requested that the Registrant revise the disclosure to clarify that the portfolio managers are jointly and primarily responsible for the day-to-day portfolio management of the Fund or, alternatively, to identify the portfolio manager that is primarily responsible for the day-to-day portfolio management of the Fund.

	Response:	The Registrant will revise the disclosure to clarify that Mr. Christopher Johns and Mr. Timothy Iltz are jointly and primarily responsible for the day-to-day portfolio management of the Fund.

Purchases and Redemptions of Fund Shares

10.	Comment:
The Staff noted that the price an investor will pay is based on the NAV next determined after the investor’s purchase order is received in proper form and that shares will be redeemed at the next NAV determined after the investor’s redemption request has been received in proper form.  The Staff requested that the Registrant add disclosure to explain what is meant by receipt in proper form.

Response:
The Registrant will add disclosure to clarify that when an investor buys, exchanges or redeems shares, the shareholder must have provided the following information, without which the request may not be processed:

•	Account name(s)
•	Account number
•	Dollar amount or number of shares being bought, exchanged or redeemed
•	In the case of a redemption, payment instructions
•	For redemptions using the Regular Redemption Method, signature(s) of the registered shareholder(s)
•
A Medallion signature guarantee.  If sufficient documentation is on file, a Medallion signature guarantee is not required for redemptions of shares up to $50,000, payable to the record holder, and sent to the address of record. In all other cases, signatures must be guaranteed.  Acceptable Medallion signature guarantees may be obtained from banks or brokerage firms that are members of either the Securities Transfer Association Medallion Signature Program (“STAMP”), the New York Stock Exchange Medallion Signature Program (“MSP”), or the Stock Exchange Medallion Program (“SEMP”).

11.	Comment:
The Staff noted that the Registrant states that the Fund may delay payment for redemption of shares recently purchased by Automatic Investment or Telephone Investment for up to 10 business days after purchase and requested that the Registrant explain how such practice is consistent with Section 22(e) of the 1940 Act.

	Response:	The Registrant will delete the disclosure referenced by the Staff.

12.	Comment:	The Staff requested that the Registrant consider adding disclosure to explain how securities used to pay in-kind redemptions are selected (i.e., pro rata).

	Response:	The Registrant will add disclosure stating that if the Fund redeems in kind, it generally will deliver a proportionate share of the portfolio securities owned by the Fund.

13.	Comment:
The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class A Shares” that Class A Shares may be purchased without a sales charge by investors who purchase shares through a self-directed brokerage account program offered by a financial intermediary that has entered into an agreement with the Fund’s Distributor.  The Staff requested that the Registrant identify by name each intermediary with whom the Fund has an agreement.

Response:
The Registrant will add disclosure to clarify that, as of May 1, 2020, the Fund has entered into such an agreement with each of Merrill Lynch and Morgan Stanley Smith Barney, as disclosed in the Registration Statement under “Broker Defined Sales Charges.”

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz